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                             October 5, 2022

       Marc Fogassa
       Chief Executive Officer and Chairman of the Board
       Brazil Minerals, Inc.
       Rua Bahia, 2463, Suite 205
       Belo Horizonte, Minas Gerais 30.160-012
       Brazil

                                                        Re: Brazil Minerals,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 22,
2022
                                                            File No. 333-262399

       Dear Marc Fogassa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Exhibits

   1. Please file a revised opinion from legal counsel which addresses the legality of the units.
                                                        Since you are offering
units comprised of common stock and warrants, the opinion should address the legality of
the common stock, warrants, and the units themselves. For
                                                        guidance, refer to
Section II.B.1.h of Staff Legal Bulletin 19.
 Marc Fogassa
Brazil Minerals, Inc.
October 5, 2022
Page 2

       You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameMarc Fogassa
                                                        Division of Corporation
Finance
Comapany NameBrazil Minerals, Inc.
                                                        Office of Energy &
Transportation
October 5, 2022 Page 2
cc:       Lynne Bolduc, Esq.
FirstName LastName